VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

February 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-199619

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Viatar CTC Solutions Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 pm., Washington D.C. time, on February 13, 2015, or as soon thereafter as possible.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Viatar CTC Solutions Inc.

By: /s/ Ilan Reich

Name: Ilan Reich

Title: Chief Executive Officer